PARSONS/BURNETT/BJORDAHL/HUME LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA FACSIMILE (703-813-6968)

January 7, 2011

Pamela A. Long

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:   GreenChoice International, Inc.

Pre-effective Amendment 9 to Registration Statement on Form S-1

Filed December 16, 2010

File No. 333-167879

Dear Ms. Long:

This letter is in response to your comment letter dated December 29, 2010, with regard to the amendments to the Form S-1 filing of GreenChoice International, Inc., a Nevada corporation (“GreenChoice” or the "Company") filed on December 16, 2010.

General

1.

The Company has disclosed under Information About the Company that there are no plans to acquire or merger with any other company.

Dilution, page 12

2.

The dilution table has been updated to reflect 10/October 31, 2010, information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

General

3.

Management’s Discussion and Analysis of Financial Condition has been updated to reflect both year end and October 31, 2010, figures.

Plan of Operation, page 43

Suite 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

Ms. Pamela Lang

Division of Corporation Finance

Securities and Exchange Commission

January 7, 2011

4.

The Company has made revisions to these paragraphs to reflect its financing plans over the next twelve months.

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist GreenChoice in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours,

PARSONS/BURNETT/BJORDAHL/HUME, LLP

/s/ James B. Parsons

James B. Parsons

JBP:aqs